

January 15, 2013

Steven Chuslo, Esq.
Senior Vice President and General Counsel
Hannon Armstrong Sustainable Infrastructure Capital, Inc.
1906 Towne Centre Blvd.
Annapolis, MD 21401

> **Re:** **Hannon Armstrong Sustainable Infrastructure Capital, Inc.**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-11**
> **Submitted December 27, 2012**
> **CIK No. 0001561894**

Dear Mr. Chuslo:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Overview, page 1

1. We note your response to comment 8 from our letter dated December 6, 2012 and note that you have revised the italicized introductory paragraph. Please also revise the first paragraph of the Overview section to provide a brief description of your corporate history, including the date and state of incorporation.

Our Assets, page 6

2. We note the blanks in this section, to be filled in before the preliminary prospectus is distributed to potential investors. Please tell us whether any one project represents a significant portion of your total managed assets.

3.   We note your response to comment 10 from our letter dated December 6, 2012 regarding the investment grade obligor, which is the primary credit obligor on one of your projects. Please tell us the percentage of total managed assets represented by this one project, as well as which asset class it falls into.

Dilution, page 58

4.   We note your response to prior comment 14. We are unable to agree with your presentation. Please revise your dilution table to start with historical net tangible book value per share and show the increase to net tangible book value that resulted from the formation transaction separately from the increase attributable to the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

5.   We note your response to comment 16 from our letter dated December 6, 2012, as well as your revised disclosure in the fourth paragraph on page 63. Please provide a further breakdown of the debt to equity financing ratios for clean energy projects and sustainable infrastructure projects. Also, please revise the penultimate sentence of this paragraph to provide approximate percentages, rather than using the terms "vast majority" and "significant portion."

Existing Credit Facility, page 80

6.   We note your response to comment 21 from our letter dated December 6, 2012, as well as the related revised disclosure on page 80. Please disclose actual ratio calculations to the extent your compliance with a ratio is likely to have a material impact on the company, either by restricting additional indebtedness or triggering default.

Contractual Obligations and Commitments, page 81

7.   We note your response to prior comment 22 and your revisions to your filing. Please also disclose the amount of interest related to your debt. Please refer to footnote 46 in our Release 33-8350.

Distribution of HA Energy Source Holdings, LLC to our current owners, page 130

8.   We note your added disclosure at the bottom of page 130. Please revise to provide the material terms of the distribution, including the value to be received by existing owners (both the distribution amount and the dividend amount). We note related disclosure on page 81. Please also disclose the distribution and dividend to be received by the existing owners in the summary section.

Financial Statements

9.   We note your response to prior comment 32. Please write to the Division of
        Corporation Finance's Office of Chief Accountant to request a waiver from
        providing Rule 3-09 financial statements for HA EnergySource Holdings LLC.

Financial Statements of Hannon Armstrong Capital, LLC for the year ended September
30, 2012

10.   We note your response to prior comment 38 and your revisions to your filing.
        Please tell us where you have provided the disclosure requirements of Items II, VI
        and VII of Guide 3.

Consolidated Statements of Operations, page F-11

11.   We note your response to prior comment 39. We are unable to agree with your
        use of the caption 'net investment income.' Please revise to remove this caption
        and subtotal.

Notes to Consolidated Financial Statements, page F-15

2. Summary of Significant Accounting Policies, page F-15

Securitization of Receivables, page F-16

12.   We note your response to prior comment 41 and your revisions to your filing.
        Please further clarify how you will account for credit losses and other losses when
        you do not intend to sell the debt security and you determined that the decline is
        other than temporary.

Equity Method Investment in Affiliate, page F-18

13.   Please tell us how you accounted for the consolidation of HA EnergySource
        during August 2012. Please refer to ASC 805.

9. Intangible Assets and Goodwill, page F-28

14.   We note your response to prior comment 43. Please tell us how you determined
        that the value of a contractual commitment to be paid as advisory fees is an
        intangible asset. Within your response, please reference the authoritative
        accounting literature management relied upon.

Exhibits

Draft Tax Opinion

15.   In the paragraph that begins, "In our examination of the foregoing documents…," please explain to us why assumption (iv) is appropriate.

16.   In assumption (iii) of the same paragraph and in the first line of the paragraph that begins, "For purposes of rendering the opinions stated below…," please limit the statement about the accuracy of the representations contained in the Certificate of Representations to factual matters only.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Angela McHale, at (202) 551-3402 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel